[Weil, Gotshal & Manges Letterhead]



                                February 22, 2006



VIA EDGAR TRANSMISSION AND FEDEX
--------------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Attention:  Andrew Schoeffler
            Jennifer Hardy

Re: Hughes Supply, Inc., Preliminary Proxy Statement on Schedule 14A, Filed January 27, 2006, File No. 001-08772 ("Preliminary Proxy Statement")

Ladies and Gentlemen:

           On behalf of our client Hughes Supply, Inc. (the "Company"), please find below the Company's responses to the comments of the Staff communicated in its letter addressed to the Company dated February 17, 2006. For ease of reference, each of the Staff's comments is reproduced below in bolded italics and is followed by the Company's response.

           At the Staff's request, we are delivering to you by courier copies of a draft Definitive Proxy Statement marked to show the Company's proposed revisions to the Preliminary Proxy Statement. All references to page numbers in the responses below are to page numbers in the marked draft of the Definitive Proxy Statement.

           In connection with this response, the Company hereby acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

GENERAL
-------

1. WE NOTE THAT THE EDGAR CODE UNDER WHICH YOU FILED YOUR SCHEDULE 14A WAS PRE 14A. IT APPEARS THAT THE EDGAR CODE FOR YOUR SCHEDULE 14A SHOULD BE PREM14A, AS IT RELATES TO A BUSINESS COMBINATION. PLEASE REVISE ACCORDINGLY.

     We note this comment and will comply with respect to future filings.

SUMMARY, PAGE 5
---------------

2. PLEASE RELOCATE THE SUMMARY SECTION SO THAT IT PRECEDES THE Q&A section. SEE INSTRUCTION 2 TO ITEM 1001 OF REGULATION M-A.

     We have made the requested change and relocated the Summary section to page 1 of the Definitive Proxy Statement.

3. PLEASE REVISE THE SUMMARY SECTION SO THAT IT SETS FORTH ONLY THE PRINCIPAL TERMS OF THE PROPOSED MERGER INSTEAD OF SUMMARIZING THE ENTIRE FILING. IT SHOULD BE NO LONGER THAN A COUPLE OF PAGES AND SHOULD BE WRITTEN IN PLAIN ENGLISH. SEE ITEM 1001 OF REGULATION M-A.

     We have revised the Summary section to set forth only the principal terms of the proposed merger in compliance with Item 1001 of Regulation M-A.

4. PLEASE REVISE THE FOURTH SENTENCE OF THE INTRODUCTORY PARAGRAPH TO ELIMINATE THE IMPLICATION THAT STOCKHOLDERS DO NOT HAVE ANY RIGHTS RELATING TO THE SUMMARY OF THE MERGER AGREEMENT IN YOUR PROXY STATEMENT. PLEASE ALSO COMPLY WITH THIS COMMENT IN THE THIRD SENTENCE OF THE FIRST PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 1 - THE MERGER AGREEMENT" ON PAGE 45.

     We have revised the introductory paragraph to eliminate any implication that stockholders do not have any rights relating to the summary of the merger agreement in the Proxy Statement. We have also revised the third sentence of the first paragraph in the section entitled "Proposal 1 - The Merger Agreement" in response to the Staff's comment.

5. PLEASE DELETE THE SECOND INTRODUCTORY PARAGRAPH, AS THE INFORMATION IS CLEAR FROM THE CONTEXT.

     We have deleted the second introductory paragraph.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS, PAGE 12
-----------------------------------------------------

6. PLEASE REVISE THE FIRST AND SECOND SENTENCES OF THE LAST PARAGRAPH TO ELIMINATE THE IMPLICATION THAT YOU DO NOT HAVE RESPONSIBILITY UNDER THE FEDERAL SECURITIES LAWS FOR ALL INFORMATION CONTAINED IN YOUR PROXY STATEMENT. PLEASE ALSO COMPLY WITH THIS COMMENT IN THE FOURTH LAST SENTENCE OF THE TOP PARAGRAPH ON PAGE 23.

     We have revised the first and second sentences of the last paragraph to eliminate any implication that the Company does not have responsibility under the federal securities laws for all information contained in the Proxy Statement. We have also revised the fourth to last sentence of the top paragraph on page 23 in response to the Staff's comment (pages 26-27 of the Definitive Proxy Statement).

BACKGROUND OF THE MERGER
------------------------

7. WE NOTE THE DISCLOSURE IN THE SECOND SENTENCE OF THE FIFTH PARAGRAPH ON PAGE 18. PLEASE DISCLOSE THE INFORMATION REQUIRED BY ITEM 1015(B)(3) OF REGULATION M-A WITH RESPECT TO THE SELECTION OF LEHMAN BROTHERS AS YOUR FINANCIAL ADVISOR. FOR EXAMPLE, DID YOU CONSIDER OTHER POTENTIAL FINANCIAL ADVISORS AND, IF SO, WHY DID YOU CHOOSE LEHMAN BROTHERS?

     In response to the Staff's comment, the Company has included additional disclosure on page 21 of the Definitive Proxy Statement that describes the method of selection of Lehman Brothers as the Company's financial advisor.

8. WE NOTE THE DISCLOSURE IN THE EIGHTH PARAGRAPH ON PAGE 20. PLEASE DISCLOSE THE REASONS WHY THE COMPENSATION COMMITTEE APPROVED NEW SEVERANCE AGREEMENTS.

     In response to the Staff's comment, the Company has included additional disclosure on page 24 of the Definitive Proxy Statement that describes the reasons why the compensation committee approved new severance agreements.

OPINION OF OUR FINANCIAL ADVISOR, PAGE 28
-----------------------------------------

9. PLEASE DELETE THE LAST SENTENCE OF THE SECOND PARAGRAPH, AS STOCKHOLDERS ARE ENTITLED TO RELY SOLELY ON THE DISCLOSURE IN YOUR PROXY STATEMENT. PLEASE ALSO COMPLY WITH THIS COMMENT IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH IN THE SECTION ENTITLED "PROPOSAL 1 - THE MERGER AGREEMENT" ON PAGE 45.

     We have deleted the last sentence of the second paragraph. We have also revised the second sentence of the first paragraph in the section entitled "Proposal 1 - The Merger Agreement" in response to the Staff's comment.

NON-QUALIFIED DEFERRED COMPENSATION
-----------------------------------

10. PLEASE QUANTIFY THE BENEFITS TO BE RECEIVED UNDER YOUR NON-QUALIFIED DEFERRED COMPENSATION PLAN.

     In response to the Staff's comment, the Company has included additional disclosure on page 45 of the Definitive Proxy Statement that quantifies the benefits to be received under the Company's non-qualified deferred compensation plans pursuant to which participants may receive accelerated payments in connection with the merger.

PROPOSAL 1- THE MERGER AGREEMENT
--------------------------------

11. WE NOTE THE DISCLOSURE IN THE FIFTH AND SIXTH SENTENCES OF THE FIRST PARAGRAPH. PLEASE REVISE TO REMOVE ANY POTENTIAL IMPLICATION THAT THE MERGER AGREEMENT DOES NOT CONSTITUTE PUBLIC DISCLOSURE UNDER THE FEDERAL SECURITIES LAWS.

     In response to the Staff's comment, we have revised the first paragraph in the section entitled "Proposal 1 - The Merger Agreement."

REPRESENTATIONS AND WARRANTIES, PAGE 51
---------------------------------------

12. WE NOTE THE DISCLOSURE IN THE FIFTH AND SEVENTH SENTENCES OF THE FIRST PARAGRAPH. PLEASE BE ADVISED THAT, NOTWITHSTANDING THIS DISCLOSURE, YOU ARE RESPONSIBLE FOR CONSIDERING WHETHER ADDITIONAL DISCLOSURE MAY BE REQUIRED TO MAKE STATEMENTS INCLUDED IN YOUR PROXY STATEMENT NOT MISLEADING.

     We understand and acknowledge the Staff's comment.



                                      * * *



     Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8239.

                                                     Sincerely,

                                                     /s/ Marita A. Makinen

                                                     Marita A. Makinen, Esq.



    cc:  John Z. Pare, Esq.
         Tom McAleavey, Esq.
         Thomas A. Roberts, Esq.






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